SE 06005267 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2006 SEC MAIL PROCESSING SECTION WASHINGTON DC

SEC FILE NUMBER
8-34480

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Crown Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California Street, Suite 4550
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Antoine Chaya 415-402-0504
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Bennett Associates, A Professional Corporation
(Name – *if individual, state last, first, middle name*)

1425 River Park Drive, Suite 250	Sacramento	CA	95815
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Antoine Chaya, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Crown Capital, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANDREA M. TERWILLIGER
COMM. #1532901
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Dec. 9, 2008

Signature

Managing Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Bennett Associates
A PROFESSIONAL CORPORATION

To the Members
Global Crown Capital, LLC
San Francisco, California

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Global Crown Capital, LLC as of December 31, 2005, and the related statements of income, member's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Crown Capital, LLC as of December 31, 2005 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying Schedules I, II, and III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Bennett Associates

GRANT BENNETT ASSOCIATES
A PROFESSIONAL CORPORATION
Certified Public Accountants

January 20, 2006

GBA CPA

1425 River Park Drive, Suite 250
Sacramento, CA 95815
Voice 916/922-5109 FAX 916/641-5200

1333 North California Boulevard, Suite 345
Walnut Creek, CA 94596
Voice 925/932-6856 FAX 925/933-5484

www.gbacpa.com

Financial Statements

Global Crown Capital, LLC
Statement of Financial Condition
December 31, 2005

ASSETS

Current Assets:		
Cash and Cash Equivalents	$	183,581
Accounts Receivable		147,621
Other Receivables		3,700
Prepaids and Other Deposits		107,806
Total Current Assets		442,708
Loan Receivable from Related Party		288,203
Deposits - Noncurrent		50,000
Property and Equipment, Net of Accumulated Depreciation of $81,421		21,936
TOTAL ASSETS	$	802,847

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses	$	202,663
Income Taxes Payable		6,000
Deferred Rent		37,921
Total Current and Total Liabilities		246,584
Member's Equity		556,263
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	802,847

The accompanying notes are an integral part of these financial statements.

Global Crown Capital, LLC
Statement of Income
For the Year Ended December 31, 2005

Revenues:		
Commissions	$	2,205,579
Interest		46,244
Other Income		510,894
Total Income		2,762,717
Expenses:		
Administration		437,256
Clearing Charges		336,296
Legal and Professional		39,379
Communication		53,704
Employee Compensation and Benefits		1,189,652
Occupancy		462,131
Other Operating Expenses		523,760
Total Expenses		3,042,178
Income Before Income Taxes		(279,461)
Income Tax Provision:		
State Taxes and LLC Fees		(6,800)
Total Income Tax Provision		(6,800)
Net Income (Loss)	$	(286,261)

The accompanying notes are an integral part of these financial statements.

Global Crown Capital, LLC
Statement of Member's Equity
For the Year Ended December 31, 2005

Member's Equity at January 1, 2005	$	692,524
Capital Contributed		150,000
Net Income (Loss)		(286,261)
Member's Equity at December 31, 2005	$	556,263

The accompanying notes are an integral part of these financial statements.

Global Crown Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash Flows from Operating Activities:	
Cash Received from Customers and Others	$ 2,760,813
Cash Paid to Vendors and Employees	(2,776,226)
Taxes Paid	(6,800)
Interest Received	46,244
Net Cash Flows from Operating Activities	24,031
Cash Flows from Investing Activities:	
Purchases of Property and Equipment	(5,375)
(Loans to) Payments From Related Parties	(78,300)
Net Cash Flows from Investing Activities	(83,675)
Cash Flows from Financing Activities:	
Additional Capital Contributed	150,000
Net Cash Flows from Financing Activities	150,000
Change in Cash	90,356
Cash, Beginning of Year	93,225
CASH, END OF YEAR	$ 183,581

The accompanying notes are an integral part of these financial statements.

Global Crown Capital, LLC
Statement of Cash Flows (Continued)
For the Year Ended December 31, 2005

Reconciliation of Net Income to Net Cash Flows from Operating Activities:		
Net Income (Loss)	$	(286,261)
Reconciling Items:		
Depreciation		20,793
Miscellaneous Non-Cash Income		(15,024)
Change in Accounts Receivable		13,173
Change in Other Receivables		31,167
Change in Prepaids and Other Deposits		93,590
Change in Accounts Payable and Accrued Expenses		142,974
Change in Deferred Rent		23,619
Net Cash Flows from Operating Activities	$	24,031

Global Crown Capital, LLC
Notes to Financial Statements
December 31, 2005

NOTE 1 - GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A. Nature of Business:

Global Crown Capital, LLC, (the Company) was formed in Delaware in 2001 and is approved as a securities broker by the Securities and Exchange Commission, the National Association of Securities Dealers and the State of California.

On April 26, 2002, the firm's principals acquired TJM Securities, Inc. and merged that firm as a successor filing to enable the firm to engage as an SEC/NASD member firm.

The firm is a limited liability company whose members are Rani Jarkas, Antoine Chaya, and Abdullatif Binshukur.

The firm operates on a fully disclosed basis with two other member firms, Computer Clearing Services, a NASD member firm located in Glendale, California and Penson Financial Services, Inc.

B. Revenue Recognition:

Securities transactions are recorded on a settlement date basis with related commission income and expense also recorded on a settlement date basis.

C. Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. Property and Equipment:

Property and equipment is stated at cost. The Company provides for depreciation using the straight-line method over the estimated useful lives of the assets, which are generally three to seven years.

E. Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash or cash equivalents.

F. Accounts Receivable:

Accounts receivable consists of amounts due from clearing organizations for various trade clearance and settlement services. No allowance for doubtful receivables is necessary as managment considers all receivables to be fully collectible at December 31, 2005.

Global Crown Capital, LLC
Notes to Financial Statements
December 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED):

G. Concentrations of Credit Risks:

The Company is engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

The Company uses financial institutions in which it maintains cash balances, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant credit risk on cash.

NOTE 2 - INCOME TAXES:

The Company was formed as a limited liability company and has elected to be treated as a partnership for federal tax purposes, which provides that in lieu of corporate taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes is included in these financial statements. The state of California has similar regulations, although there exists a minimum franchise tax of $800 per year. The state of California also imposes a graduated franchise fee for total gross revenue per year of $1,000,000 to $5,000,000 or less. This fee was calculated to be $6,000 for the Company and is included in state taxes.

NOTE 3 - PROPERTY AND EQUIPMENT:

At December 31, 2005 property and equipment was comprised of the following:

Furniture and Fixtures	$	16,120
Computers and Equipment		87,237
		103,357
Less: Accumulated Depreciation		(81,421)
Total Property and Equipment	$	21,936

Depreciation expense for the year ended December 31, 2005 was $20,793.

Global Crown Capital, LLC
Notes to Financial Statements
December 31, 2005

NOTE 4 - OPERATING LEASE COMMITMENTS:

The Company leases office space in San Francisco under an operating lease which expires in 2014. The lease contains provisions for periodic fixed increases in rent after an initial period of free rent. Rent expense is recognized on the straight-line basis over the life of the lease. Differences between the amount paid in cash and the expense recognized, is reflected as deferred rent payable. In addition, the lease agreement also requires the Company to pay a proportionate share of the basic operating costs of the property on a monthly basis. These additional operating costs total $22,293 per month as of January 1, 2006. The Company also leases office space in Boston under an operating lease which expires in 2006. Future minimum cash outlays (not including the Company's share of the basic operating costs) under the operating leases in effect at December 31, 2005 are as follows:

Year Ending December 31:		
2006	$	367,490
2007	$	388,000
2008	$	388,000
2009	$	394,467
2010	$	465,600
Thereafter	$	1,978,800

Rent expense recognized (including the Company's share of basic operating costs as defined in the lease agreement) during the year ended December 31, 2005 was $448,357

NOTE 5 - RELATED PARTY TRANSACTIONS:

The Company pays an administrative fee to another company related through common ownership with Global Crown Capital, LLC. The administrative fee is for certain administrative services, strategic planning and corporate structure consulting, computer technology and support systems, human resources, and operations capabilities. The administrative fee incurred was $437,256 during the year ended December 31, 2005.

In addition, at December 31, 2005, there were $288,203 in loans due from related parties. The loans are to be repaid beginning in 2008, in 60 monthly installments, at a nominal interest rate of 3%. Interest on the loans do not accrue until loan repayment begins.

Global Crown Capital, LLC
Notes to Financial Statements
December 31, 2005

NOTE 6 - NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2005 the Company had a net capital of $140,188 which is $90,188 in excess of the minimum of $50,000 required and its ratio of aggregate indebtedness to net capital was 176% which is less than the 1500 percent maximum of a broker dealer.

Supplementary Information

GLOBAL CROWN CAPITAL

Global Crown Capital, LLC
Schedule I - Statement of Net Capital
For the Year Ended December 31, 2005

	Focus 12/31/2005	Audit 12/31/2005	Change
Member's Capital December 31, 2005	$ 556,263	$ 556,263	$ -
Subtract - Non Allowable Assets:			
Loans Receivable	288,203	288,203	-
Prepaid Expenses	5,465	5,465	-
Fixed Assets	21,936	21,936	-
Deposits	100,471	100,471	-
Tentative Net Capital	140,188	140,188	-
Haircuts	-	-	-
Net Capital	140,188	140,188	-
Minimum Net Capital	50,000	50,000	
Excess Net Capital	$ 90,188	$ 90,188	$ -
Aggregate Indebtedness	246,584	246,584	-
Ratio of Aggregate Indebtedness to Net Capital	176%	176%	

Global Crown Capital, LLC
Schedule II - Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005

The Company is exempt from the reserve requirement of Rule 15c3-3.

Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2005

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements.

Grant Bennett Associates
A PROFESSIONAL CORPORATION

ALLIOTT GROUP
A WORLDWIDE NETWORK OF INDEPENDENT FIRMS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Members
Global Crown Capital, LLC
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Global Crown Capital, LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by Global Crown Capital, LLC including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptove provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

GBA CPA

1425 River Park Drive, Suite 250
Sacramento, CA 95815
Voice 916/922-5109 FAX 916/641-5200

1333 North California Boulevard, Suite 345
Walnut Creek, CA 94596
Voice 925/932-6856 FAX 925/933-5484

www.gbacpa.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of resistered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Bennett Associates

GRANT BENNETT ASSOCIATES
A PROFESSIONAL CORPORATION
Certified Public Accountants

January 20, 2006